EXHIBIT 99.1

Electra Awards $7.8 Million in Construction Contracts for Refinery Infrastructure

TORONTO, April 09, 2026 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”), a North American critical minerals refining company, today announced the award of approximately C$7.8 million in construction contracts related to key infrastructure within its cobalt sulfate refinery in Ontario. The contracts establish defined construction scopes across key process areas, bringing additional portions of the refinery into active execution.

Electra has awarded a contract valued at approximately C$6.8 million for structural, mechanical, and piping work associated with the refinery’s crystallizer circuit. The work is being executed by Pro Pipe Construction Ltd., a Northern Ontario-based subsidiary of Dalcon Construction, and includes fabrication and installation of piping systems and mechanical equipment supporting the movement and processing of cobalt-bearing solutions through the crystallization stage.

A second contract valued at approximately C$1.0 million has been awarded to WB Melback Corporation, a Northern Ontario-based contractor, for construction of the refinery’s silo building. This scope includes structural and civil works associated with dry product storage, handling, and final packaging infrastructure.

“We are awarding defined scopes to experienced contractors and building out the refinery in a disciplined sequence. This approach maintains tight control over cost, schedule, and execution as the project advances,” said Paolo Toscano, Vice President, Projects & Engineering.

The Company also provides a quarterly update with respect to the Company’s previously announced “at-the-market” equity program (the “ATM Program”) launched on December 22, 2025. During the quarterly period ended March 31, 2026, the Company issued a total of 4,734,605 common shares on the Nasdaq Stock Market LLC at a weighted average price of US$1.0042 under the ATM Program, providing gross proceeds of US$4.75 million.

The ATM Program allows the Company to issue and sell, from time to time, up to US$25 million (or the Canadian dollar equivalent) of its common shares from treasury to the public, at the Company’s discretion, pursuant to an at-the-market offering agreement between the Company and H.C. Wainwright & Co., LLC (the “Agent”). Commissions of US$118 thousand were paid to the Agent in relation to these distributions.

About Electra Battery Materials

Electra is a leader in advancing North America’s critical minerals supply chain for lithium-ion batteries. The Company’s primary focus is constructing North America’s only cobalt sulfate refinery, as part of a phased strategy to onshore critical minerals refining and reduce reliance on foreign supply chains. In addition to the Refinery, Electra holds a significant land package in Idaho’s Cobalt Belt, including its Iron Creek project and surrounding properties, positioning the Company as a potential cornerstone for North American cobalt and copper production.

Electra is also advancing black mass recycling opportunities to recover critical materials from end-of-life batteries, while continuing to evaluate growth opportunities in nickel refining and other downstream battery materials. For more information, please visit www.ElectraBMC.com.

Contact
Heather Smiles
Vice President, Investor Relations & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

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Cautionary Note Regarding Forward Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements, including statements in this release relating to the Notice, the Company’s ability to regain compliance with the Minimum Bid Requirement within the applicable compliance period or any extension thereof, the continued listing of the Common Shares on the Nasdaq Capital Market, the potential availability and timing of any additional compliance periods, the consideration of strategic alternatives to regain compliance, statements regarding the approved construction budget and its sufficiency; project milestones such as contract awards, site mobilization, commissioning, mechanical completion, commercial production and ramp-up; targeted throughput and production volumes; additional capital required for commissioning and working capital; engineering studies and incremental investments; availability of equipment, reagents, feedstock and other inputs; commercial arrangements; and the availability and timing of governmental or other financial support. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects', “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” or similar expressions and are based on current assumptions and expectations. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, at www.sedarplus.com and on EDGAR at www.sec.gov. Whether actual results and developments will conform with our expectations and predictions is subject to a number of risks and uncertainties, including, but not limited to, the risk that the Company may be unable to regain compliance with the Minimum Bid Requirement within the prescribed timeframes or at all, that the Company may not qualify for or obtain an additional compliance period, that market conditions or trading prices of the Common Shares may not support sustained compliance, that Nasdaq may exercise its discretion under applicable listing rules, that the Company may determine not to effect a Reverse Split or that a Reverse Split, if effected, may not have the intended effect of regaining or maintaining compliance, and the risk of potential adverse market perception or volatility associated with any such actions. Although Electra Battery Materials Corporation believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, Electra Battery Materials Corporation disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.